

10031162

UNITED STATES
[illegible]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 3 1 2010
Washington, DC
110

SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart J. Deutsch, Jr. 314-727-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	MO	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stewart J. Deutsch, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DONNA FREDERICK
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 26, 2011
Commission Number: 07422874

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Independent Auditors' Report

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Smith, Moore & Co. (the "Company") as of June 30, 2010, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

August 26, 2010

SMITH, MOORE & CO.

Statement of Financial Condition

June 30, 2010

ASSETS	
Cash and cash equivalents	$ 819,904
Cash and securities segregated under federal and other regulations	5,003
Deposits with clearing organizations	441,120
Receivables from brokers, dealers, and clearing organizations	433,256
Receivables from customers, net of allowance for doubtful accounts of $25,000	6,742,954
Receivables from officers and employees	11,952
Securities owned at fair value:	
U.S. and Canadian government obligations	98
State and municipal government obligations	713,005
Securities owned, not readily marketable, at fair value	45,886
Property and equipment, net	356,165
Other assets	187,247
TOTAL ASSETS	**$ 9,756,590**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to broker, dealers, and clearing organizations	$ 78,885
Payables to customers	5,408,805
Payables to officers, employees, and non-customers	89,762
Accounts payable, accrued expenses, and other liabilities	936,785
TOTAL LIABILITIES	**6,514,237**
Stockholders' Equity	
Common stock: $1 par value; authorized 100,000 shares; 20,700 shares issued	20,700
Additional paid-in capital	1,721,300
Retained earnings	2,197,866
Accumulated other comprehensive loss	(2,118)
	3,937,748
Less treasury stock; 4,375 shares	695,395
TOTAL STOCKHOLDERS' EQUITY	**3,242,353**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 9,756,590**

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Statement of Operations

Year ended June 30, 2010

Revenues:	
Commissions	**$ 6,113,237**
Principal transactions	**108,980**
Sales of investment company shares	**1,795,034**
Interest and dividends	**263,605**
Solicitation fees	**621,305**
Other income	**903,435**
Total Revenues	**9,805,596**
Expenses:	
Commissions	**4,538,490**
Employee compensation and benefits	**2,084,424**
Brokerage and clearing fees	**1,084,905**
Communications	**531,131**
Occupancy and equipment	**1,134,275**
Interest	**7,729**
Professional fees	**428,017**
Promotional expense	**203,621**
Licenses and taxes	**83,679**
Other operating expenses	**94,964**
Total Expenses	**10,191,235**
NET LOSS	**$ (385,639)**

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Statement of Changes in Stockholders' Equity
Year ended June 30, 2010

	Common Stock				Accumulated		
	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2009	20,700	$ 20,700	$ 1,623,731	$ 2,583,505	$ -	$ (946,531)	$ 3,281,405
Net loss	-	-	-	(385,639)	-	-	(385,639)
Unrealized loss on investment securities	-	-	-	-	(2,118)	-	(2,118)
Total comprehensive income (loss)	20,700	20,700	1,623,731	2,197,866	(2,118)	(946,531)	2,893,648
Private placement stock offering	-	-	97,569	-	-	251,136	348,705
Balance at June 30, 2010	**20,700**	**$ 20,700**	**$ 1,721,300**	**$ 2,197,866**	**$ (2,118)**	**$ (695,395)**	**$ 3,242,353**

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Statement of Cash Flows
Year ended June 30, 2010

Cash flows from operating activities:	
Net loss	$ (385,639)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	102,091
Loss on disposal of equipment	8,238
Change in allowance for doubtful accounts	25,000
(Increase) decrease in operating assets:	
Cash segregated under federal regulations	2,845,000
Deposits with clearing organizations	(202,000)
Receivables from brokers, dealers, and clearing organizations	589,342
Receivables from customers	(1,959,448)
Receivables from officers and employees	92,848
Securities owned	(6,649)
Other assets	(63,687)
Increase (decrease) in operating liabilities:	
Payables to brokers, dealers, and clearing organizations	(247,409)
Payables to customers	(413,758)
Payable to officers, employees, and non-customers	(292,854)
Accounts payable, accrued expenses, and other liabilities	72,700
Net cash provided by operating activities	163,775
Cash flows from investing activities:	
Purchases of property and equipment	(80,306)
Net cash used in investing activities	(80,306)
Cash flows from financing activities:	
Private placement stock offering	348,705
Net cash used in financing activities	348,705
INCREASE IN CASH AND CASH EQUIVALENTS	432,174
Cash and cash equivalents, beginning of year	387,730
Cash and cash equivalents, end of year	$ 819,904

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes principal and agency securities transactions, provides investment banking services, and offers correspondent clearing and execution services for another broker-dealer. The majority of the Company's clients are individuals and corporations residing in the Midwest. The Company's main offices are located in Clayton, Missouri. The Company has branch offices located in Chesterfield, Missouri; Columbia, Missouri; Boonville, Missouri; Kirksville, Missouri; Jefferson City, Missouri; Springfield, Missouri; Effingham, Illinois; and Overland Park, Kansas.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168 – *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of SFAS No. 162 – The Hierarchy of Generally Accepted Accounting Principles,* which was subsequently incorporated into ASC Topic 105, *"Generally Accepted Accounting Principles."* The FASB's ASC establishes the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC supersedes all then-existing non-Securities and Exchange Commission (SEC) accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification will become non-authoritative. ASC Topic 105 is effective for financial statements issued for annual periods ending after September 15, 2009. The Company adopted the provisions of ASC Topic 105 in 2010, which did not have a material effect on the financial statements or the disclosures presented in the financial statements.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probably uncollectible amounts through a charge to earnings and a credit to a valuation balance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Fair Value of Securities Owned

Securities owned are accounted for at estimated fair value as determined by management and in accordance with ASC Topic 820 (formerly known as SFAS 157, *Fair Value Measurements and Disclosures"*). For trading securities, the resulting differences between cost and estimated fair value are reflected in current period earnings and included in the accompanying statement of operations as applicable. For available-for-sale securities, the differences between cost and estimated fair value are reported as a separate component of the equity section of the balance sheet, as accumulated other comprehensive income or loss.

ASC 820 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date."

Under ASC 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets. Amortization of leasehold improvements and depreciation expense for the year ended June 30, 2010 was $102,091.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company would receive collateral in the form of cash or other collateral in an amount in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Deposits with Clearing Organizations

The Company has interest-bearing reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Recognition of Revenues

Commissions, principal transactions, and related clearing expenses are recorded on a trade date basis.

Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable. Investment banking revenues include management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

In recognizing revenues and recording expenses on a trade date basis, the Company is required to book an accounting adjustment due to the reporting that it receives from a third-party provider used to track these transactions submitting information on a settlement date basis. The accounting adjustment is effectively booked to adjust the statement of financial condition and the statement of operations to account for the three day period from trade date to settlement of trade.

Income Taxes

The Company files its corporate income tax returns using a December 31 year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has addressed the provisions of ASC 740-10 (formerly known as FIN 48, *Accounting for Income Taxes)*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2007, 2008, and 2009.

Note B - Cash Segregated Under Federal Regulations

At June 30, 2010, cash of $5,003 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note C - Receivables From and Payables To Broker, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), net receivables arising from unsettled trades, and the Company's introducing brokers' margin loans. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), commissions, dividends, net payables arising from unsettled trades, and amounts payable to the Company's introducing brokers.

At June 30, 2010, amounts receivable from and payable to brokers, dealers, and clearing organizations are as follows:

Receivables	
Deposits for securities borrowed	$ 409,800
Receivables from brokers, dealers, and clearing organizations	23,456
	$ 433,256
Payables	
Securities failed-to-receive	$ 47,311
Payables to brokers, dealers, and clearing organizations	31,574
	$ 78,885

Note D - Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Note E - Property and Equipment

Property and equipment consists of the following at June 30, 2010:

Computers and office equipment	$ 295,438
Furniture and fixtures	253,538
Leasehold improvements	102,936
	651,912
Less accumulated depreciation and amortization	(295,747)
	$ 356,165

Note F - Fair Value Measurements

In accordance with ASC Topic 820 (formerly known as SFAS 157, "*Fair Value Measurements and Disclosures*"), financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by ASC 820 is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about similar assumptions that market participants would use in pricing the asset, based on the best information available given the circumstances.

A financial asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Note F - Fair Value Measurements (Continued)

Securities – Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange traded equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain state and municipal government obligations and equity securities whereby quoted market prices are not available. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within level 3 include certain auction rate securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

		Fair Value Measurements at Reporting Date Using:		
Description	Balance 6/30/2010	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. and Canadian government obligations	$ 98	$ 98	$ -	$ -
State and municipal government obligations	713,005	-	543,005	170,000
Securities not readily marketable	45,886	10,668	35,218	-
Total	$ 758,989	$ 10,766	$ 578,223	$ 170,000

Note F - Fair Value Measurements (Continued)

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2010:

	Auction Rate Securities	Total
Beginning Balance	$ 170,000	$ 170,000
Purchases	-	-
Total gains (losses) included in statement of operations – principal transactions	-	-
Ending Balance	$ 170,000	$ 170,000

ASC Topic 825 (formerly known as SFAS 107, *"Disclosures about Fair Value of Financial Instruments"*) requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities borrowed, short-term receivables and accrued interest receivable, accounts payable, and accrued liabilities.

Note G - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at June 30, 2010:

Accounts payable	$ 131,702
Accrued expenses and other accrued liabilities	377,059
Accrued commissions payable	428,024
	$ 936,785

Note H - Short-Term Bank Loans

The Company has five credit arrangements with U.S. Bank, N.A ("U.S. Bank") which, in the aggregate, provide for total advances of up to $15,000,000. One agreement is secured by customer owned securities, two agreements are secured by securities owned by specific customers, one agreement is secured by owners' and officers' securities, and one agreement is secured by Company owned securities. Each credit agreement requires interest payments on the aggregate and unpaid principal amount of all loans, calculated on a fluctuating rate based on a rate quoted by U.S. Bank (1.25% at June 30, 2010). The credit agreements are due on demand.

There was no outstanding principal balance on the above referenced agreements as of June 30, 2010. Collateral with a market value of approximately $1,259,700 was pledged to secure the collateralized loans at June 30, 2010 despite no outstanding principal.

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $600,000. Interest is calculated based on a fluctuating rate quoted by Parkside (5.50% at June 30, 2010) and at no time will be less than 5.50%. The agreement expires on February 19, 2011. It is collateralized by substantially all business assets. At June 30, 2010, there was no unpaid balance outstanding or pledged collateral under this agreement.

The Parkside credit agreement contains various covenants pertaining to additional indebtedness, outstanding balances, and minimum excess net capital per the Company's monthly FOCUS filings. At June 30, 2010, the Company was in compliance with these covenants.

Note I - Commitments

The Company leases office space, equipment, computer services, and securities research and information services under noncancelable operating leases expiring at various times through February 2015. Lease payments under all leases amounted to $824,105 for the year ended June 30, 2010.

The following is a schedule of future minimum lease payments required under the leases as of June 30:

2011	$ 788,790
2012	771,731
2013	513,978
2014	321,585
2015	180,944

Note J - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3% percent of total aggregate indebtedness, as defined. The Net Capital rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1. At June 30, 2010, the Company had Net Capital of $2,544,272, which was $2,116,016 in excess of the required minimum and 252% of aggregate indebtedness.

In order to be a clearing broker/dealer for other introducing broker/dealers, National Securities Clearing Corporation's standards require the Company to maintain a minimum of $1,000,000 in excess of required Net Capital. At June 30, 2010, the Company was in compliance with this requirement. A clearing deposit is also required to be calculated and maintained daily based on the volume of transactions pending settlement. At June 30, 2010, the daily clearing deposit amounted to $371,000 and is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note K - Financial Instruments with Off-Balance Sheet Risk

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note K - Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company also executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits. In the event that a counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy the obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers and various financial institutions.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note L - Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employee (SIMPLE) Plan for all employees meeting certain eligibility requirements. The Company matches a certain percentage of employee compensation contributed to the Plan, up to three percent, not to exceed the amounts as permitted under the Internal Revenue Code. During 2010, Company contributions to the Plan charged to operations totaled $149,574.

Note M- Related Party Transactions

As of June 30, 2010, the Company had receivables of $607 and payables of $85,795 representing the cash and margin transactions in the accounts of officers, directors, and employees.

The Company has advanced funds to employees and has recorded notes receivable for the outstanding balances due to the Company as of June 30, 2010 in the amount of $6,500.

Note N - Common Stock Transactions

In August 2009, the Company's Board of Directors approved the offer and sale of 1,580 shares of common stock issued from treasury under a private placement offering to existing shareholders. The shares were sold for a total value of $348,705, which was $97,569 in excess of cost and was recorded as additional paid-in capital, and a decrease in the cost of treasury stock held of $251,136 (at average cost).

Note O - Supplemental Cash Flow Information

Cash paid for interest for the year ended June 30, 2010:

Interest	$ 7,729

During the period ended June 30, 2010, the following non-cash transactions occurred:

- The Company incurred unrealized losses on available-for-sale securities totaling $2,118. This amount has been reflected in accumulated other comprehensive loss in the accompanying statement of changes in stockholders' equity.

Note P - Contingencies and Legal Proceedings

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. Management currently has no reason to believe that any of these proceedings will result in a material impact on the Company's financial condition or results of operations, although no assurance can be given with respect to the ultimate outcome or the regulatory agencies' final rulings.

Several large banks and brokerage firms, most of which were the primary underwriters of and supported the auctions for, the Auction Rate Securities ("ARS") market have announced agreements, usually as part of a regulatory settlement, to repurchase ARS under various agreements from their clients. Other brokerage firms have entered into similar agreements. The Company did not, at any time, underwrite these ARS nor did it facilitate in managing the associated auctions. In connection with such auctions, the Company merely served as a buying agent for its customers in auctions managed by those serving as underwriters. Accordingly, the Company distinguishes its conduct from the underwriters of ARS and is prepared to assert these defenses against any action brought in the future. The Company, in conjunction with other industry participants, is actively seeking solutions to ARS' illiquidity, which may include the restructuring and refinancing of those ARS. As a result of customer complaints stemming from the ARS illiquidity, the Company has offered (in some cases) low-interest margin loans up to the face value of the securities owned. Due to the Company not functioning as a market-maker or auction holder for these securities, there has been no provision in the accompanying financial statements for losses related to the buyback of ARS held by retail clients. It is conceivable that losses may be incurred related to the resolution of pending claims, inquiries, or investigations which would adversely affect the Company's results of operations and financial position, however, these claims would be vigorously defended. As of June 30, 2010, the Company's clients held approximately $10,790,000 in ARS.

Note Q - Subsequent Events

The Company evaluated all subsequent events through August 26, 2010, the date the financial statements were available to be issued.

- On July 27, 2010, the Company redeemed 200 shares of treasury stock from a stockholder for total consideration of $39,960. Of this amount, $29,960 was paid on the purchase date to the stockholder with the remaining $10,000 retained by the Company as a reserve for potential liabilities, obligations, and expenses as per the agreement. Settlement of the reserve amount is scheduled to occur 18 months from the purchase date.

Supplemental Schedules

SMITH, MOORE & CO.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$ 3,242,353
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment	356,165
Other assets	272,679
	628,844
Additional charges for customers' and non-customers' security accounts	-
Total deductions and/or charges	628,844
Net capital before haircuts on securities positions	2,613,509
Haircuts on securities:	
Trading and investment securities	
U.S. and Canadian government obligations	4
State and municipal government obligations	67,633
Stocks and warrants	1,600
Undue concentration	-
Total haircuts	69,237
NET CAPITAL	$ 2,544,272

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED - BASED ON AGGREGATE INDEBTEDNESS	$ 428,256
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL AT 1500%	$ 2,116,016
EXCESS NET CAPITAL AT 1000%	$ 1,901,889
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	252%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Smith, Moore & Co. and included in the Company's unaudited Part IIA FOCUS report filing as of June 30, 2010 (as amended).

SMITH, MOORE & CO.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2010

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 5,435,348
Monies borrowed collateralized by securities carried for the accounts of customers	-
Customers' securities failed to receive	47,311
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	9,672
Market value of short security count differences over thirty calendar days	27
Other	869,861
Total credit items	**$ 6,362,219**
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 5,526,218
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	409,800
Failed to deliver of customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	869,861
Aggregate debit items	**6,805,879**
Total 15c3-3 debit items	**$ 6,805,879**
Reserve Computation	
Excess of total debits over total credits	$ 443,660
Cash segregated for reserve requirements	**$ 5,003**
Required deposit	**NONE**

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation for determination of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation prepared by Smith, Moore & Co. and included in the Company's unaudited Part IIA FOCUS report filing as of June 30, 2010 (as amended).

Supplemental Report

BROWN SMITH WALLACE LLC 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Supplemental Report On Internal Control Required By Securities And Exchange Commission Rule 17a-5

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Smith, Moore & Co. (the "Company"), for the year ended June 30, 2010 (on which we issued our report dated August 26, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to express an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

August 26, 2010

SMITH, MOORE & CO.

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

JUNE 30, 2010

Stewart J. Deutsch, Jr
President
St. Louis, Missouri 63105
Telephone Number: 314-727-5225

SMITH, MOORE & CO.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

JUNE 30, 2010

BROWN
SMITH LLC
WALLACE

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by management and the Board of Directors of Smith, Moore & Co. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Smith, Moore & Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Smith, Moore & Co.'s management and Board of Directors are responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the following schedule either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the matters described in the accompanying schedule. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of Smith, Moore & Co. and the applicable regulatory bodies and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

August 26, 2010

SMITH, MOORE & CO.

Schedule of Procedures and Findings

June 30, 2010

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of the checks paid and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 (as amended) with supporting schedules and working papers such as the quarterly FOCUS reports, daily and monthly BETA commission and inventory reports, general ledger detail, monthly bank statements and daily deposit detail, Mesirow and Merrill Lynch monthly fee invoices and related detail, and monthly DB Advisors earning statements, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as amended) and in the related schedules and working papers such as the quarterly FOCUS reports, daily and monthly BETA commission and inventory reports, general ledger detail, monthly bank statements and daily deposit detail, Mesirow and Merrill Lynch monthly fee invoices and related detail, and monthly DB Advisors earning statements, noting no differences.

SIPC-7 (32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (32-REV 6/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027480 FINRA JUN
SMITH MOORE & CO
ATTN: JAMES DEUTSCH
7777 BONHOMME AVE STE 2400
CLAYTON MO 63105-1931

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Erin Baskett 314.446.1691

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,902

B. Less payment made with SIPC-6 filed (exclude interest) (9,260)
1/27/10
Date Paid

C. Less prior overpayment applied (314)

D. Assessment balance due or (overpayment) 7,328

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,328

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,328

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Smith, Moore & Co.
(Name of Corporation, Partnership or other organization)

Erin E Baskett
(Authorized Signature)

Senior Controller
(Title)

Dated the 5 day of August, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,804,165
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	894
Total additions	894
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,677,322
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	32,611
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	236,095
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,763

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 98,279

Enter the greater of line (i) or (ii)	98,279
Total deductions	3,044,307
2d. SIPC Net Operating Revenues	$ 6,760,752
2e. General Assessment @ .0025	$ 16,902

(to page 1 but not less than $150 minimum)

1050 N. LINDBERGH BLVD. ST. LOUIS, MO 63132
PH 314.983.1200 FX 314.983.1300

1551 WALL ST., STE. 280 ST. CHARLES, MO 63303
PH 636.255.3000 FX 636.947.6128

1000 BROADWAY, STE. 300 HIGHLAND, IL 62249
PH 618.654.3100 FX 618.654.4624

TOLL FREE 888.279.2792

WWW.BSWLLC.COM


BROWN
SMITH
WALLACE
A MEASURABLE DIFFERENCE™